KPMG
P.O. Box 493 GT, Century Yard Building Grand Cayman, Cayman Islands	Telephone Fax E-mail Website	+1 345 949-4800 +1 345 949-7164 kpmg@kpmg.ky www.kpmg.ky

March 9, 2007

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Greenlight Capital Re, Ltd and under the date of March 20, 2006, we reported on the consolidated financial statements of Greenlight Capital Re, Ltd as of and for the years ended December 31, 2004 and 2005. On December 12, 2006 we were dismissed. We have read Greenlight Capital Re, Ltd's statements included under its Form S-1/A dated March 9, 2007, and we agree with such statements, except that we are not in a position to agree or disagree with Greenlight Capital Re, Ltd's stated reason for changing principal accountants.

Very truly yours,

KPMG, a Cayman Islands partnership, is the Cayman Islands
member firm of KPMG International, a Swiss cooperative.